Exhibit 99.1

Primech Holdings Limited Provides Financial Updates and Corporate Highlights

For the Six Months Ended September 30, 2024

SINGAPORE, March 27, 2025 /PRNewswire/ -- Primech Holdings Limited (Nasdaq: PMEC) (“Primech” or the “Company”), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, provides a financial and corporate update coincident with the filing of the Company’s financial results for the six months ended September 30, 2024.

Financial Highlights:

●	Revenue was approximately $36.9 million for the six months ended September 30, 2024, representing a 5.1% increase from the same period in 2023;

●	Gross Profit Margin increased from 16.4% for the six months ended September 30, 2023, to 22.5% for the six months ended September 30, 2024;

●	Sales and marketing expenses increased from approximately $11,000 for the six months ended September 30, 2023 to approximately $1.4 million for the six months ended September 30, 2024.

●	Loss from operations was approximately $0.9 million for the six months ended September 30, 2024, while profit from operations was approximately $0.3 million for the six months ended September 30, 2023.

●	Net loss was approximately $1.3 million for the six months ended September 30, 2024, while net income was approximately $0.2 million for the six months ended September 30, 2023.

Operational and Corporate Highlights:

●	Primech launched Primech AI as an operating subsidiary focused on creating robotic-based solutions to meet the growing demand for efficient and autonomous cleaning technology. With patents pending, Primech AI is developing HYTRON, a fully autonomous AI-powered toilet cleaning robot featuring 3D-cleaning and electrolyzed water for enhanced efficiency. Primech AI showcased its HYTRON robot at the 2024 CleanEnviro Summit Singapore (CESG) in June, generating significant industry interest.

●	Primech’s subsidiary, Primech A & P Pte. Ltd., was nominated as a finalist for The Singapore Apex Corporate Sustainability Awards in the “LowCarbonSG” category. This recognition acknowledges the Company’s achievement of at least 5% improvement in Scope 1 and 2 carbon emissions over 24 months through strategic initiatives.

Management Commentary:

Kin Wai Ho, CEO of Primech Holdings Limited, commented, “While our financial results for this period reflect the significant investments we are making in technology and market development, we believe these strategic initiatives position us for substantial long-term growth and enhanced shareholder value. The increased marketing expenses reflect our commitment to expanding our market presence and promoting our innovative solutions, particularly our AI-powered cleaning technologies.”

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:
Email: ir@primech.com.sg

Investor Relations Contact:
Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com